TROY GOULD PC 1801 Century Park East, Suite 1600 Los Angeles, California 90067-2367 tel (310) 553-441 Fax (310) 201-4746 www.troygould.com
David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 3145-1
January 3, 2012

BY EDGAR AND FEDERAL EXPRESS

Mr. Michael McTiernan Assistant Director United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	AudioEye, Inc. Registration Statement on Form S-1 Filed October 21, 2011 File No. 333-177463
Dear Mr. McTiernan:

By letter dated November 17, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided AudioEye, Inc. (the “Company”) with comments to the Company’s Registration Statement on Form S-1 filed on October 21, 2011.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s November 17, 2011 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 2 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comments.  A copy of the amended preliminary prospectus, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, the amended preliminary prospectus reflects some corrections or clarifications to selected passages of the original preliminary prospectus, as well as some updated information.

FORM S-1

General

1.	Please confirm that CMGO will file the preliminary proxy with the Commission.

Michael McTiernan
United States Securities and Exchange Commission
January 3, 2012

COMPANY RESPONSE

Yes.

2.	Please note that the preliminary proxy filed by CMGO should include pro forma financial information showing the effects of the proposed transactions on CMGO.

COMPANY RESPONSE

Pro Forma financial information for CMGO has been added to the amended preliminary prospectus.

3.	Please provide separate votes for the Separation and the ratification of the Master Agreement, or advise us why you do not believe this is appropriate.

COMPANY RESPONSE

A separate vote for ratification of Master Agreement is not required, and therefore references to such vote have been removed from the amended preliminary prospectus.

4.	On the cover page, the notice to shareholders, the Q&A and the summary, please disclose related party ownership percentages in AEAC.

COMPANY RESPONSE

All relevant disclosures in the amended preliminary prospectus have been revised as appropriate to respond to the Staff’s comments.

Registration Statement Cover Page

5.	Please check the box denoting this as a Rule 415 offering or advise us why you believe it is not an offering covered by Rule 415.

COMPANY RESPONSE

Box denoting Rule 415 offering has been checked.

Q: How will the rights of CMGO stockholders change following the Separation, pge 1

Michael McTiernan
United States Securities and Exchange Commission
January 3, 2012

6.
In the answer, please disclose the change in control of the registrant following the Separation and exchange and indentify the new control persons.  Please include similar disclosure in the summary risk factors section.

COMPANY RESPONSE

All relevant disclosures in the amended proxy statement/prospectus have been revised as appropriate to respond to the Staff’s comments.

CMGO’s Business, page 6

7.	Please revise this section to provide the net profit (loss) for the year ended December 31, 2011 and the six months ended June 30, 3011, respectively.

COMPANY RESPONSE

The section cited by the Staff has been revised to provide profit (loss) for the year ended December 31, 2010 (versus December 31, 2011) and the nine months ended September 30, 2011 (versus the six months ended June 30, 2011).

Risks Relating to AE’s Business, page 7

8.	Please include a risk factor related to AE’s financial condition and ability to continue as a going concern after the Separation.

COMPANY RESPONSE

The prospectus summary has been revised as reflected on page 8 of the amended preliminary prospectus to include the disclosures cited by the Staff.

Overview of the Separation, page 8

9.	Please provide more detail on the treatment of the Senior Notes in these transactions.

COMPANY RESPONSE

It is expected that AEAC will arrange for third-parties to repay the Senior Notes in exchange for a Debenture issued by AE.  It is expected that the debenture will include a provision which allows for the debt to be converted to common stock of AE, as reflected in the revised disclosure on page 9 of the amended preliminary prospectus.

Michael McTiernan
United States Securities and Exchange Commission
January 3, 2012

Interest of Certain Persons in the Separation, page 10

10.	Please provide more detail on the post-separation related party ownership of AE.

COMPANY RESPONSE

After the Separation, the related party ownership of AE will consist of Nathaniel Bradley, Sean Bradley, Edward W. Withrow III, and Larry Bradley, collectively owning approximately 62% of AE’s common stock. The prospectus summary has been revised as reflected on page 10 of the amended preliminary prospectus to add this information to the disclosures cited by the Staff.

Relationship between CMGO and AE after the Separation, page 33

11.
Please revise this section to indicate the duration of the 10% cash to be paid under the Royalty Agreement, the 7.5% commission and 10% of net revenues under the Service Agreement as stipulated in those agreements.

COMPANY RESPONSE

As reflected on page 34 of the amended preliminary prospectus, the section cited by Staff has been revised to add that the duration of Royalty Agreement and Services Agreement is a period of five (5) years.

AEs inability to obtain…, page 14

12.	Please provide more detail on necessary third-party approvals.

Michael McTiernan
United States Securities and Exchange Commission
January 3, 2012

COMPANY RESPONSE

To clarify the disclosure cited by the Staff, there are no direct third-party approvals that may adversely affect the completion of the Separation.  However, there exist certain definite conditions required by third-parties that must be met in order for the Separation to occur. In light of the Staff’s comment, the Company has revised the related disclosure in the amended preliminary prospectus.

AE could be materially adversely affected by its level of indebtedness, page 16

13.	Please expand this ratio to provide quantitative support, such as a pro forma debt ratio and/or fixed charge coverage ratio.

COMPANY RESPONSE

The Company has revised the disclosure and provided quantitative support.

 AE expects that it will be substantially dependent…, page 20

14.	Please provide more detail on significant customer concentrations.

COMPANY RESPONSE

Please see the added disclosures on page 21 of the amended preliminary prospectus regarding the Company’s revenue ratio to customer base.

The concentration of AE capital stock…, page 25

15.	Please provide related party names and pro forma ownership percentages, both before and after any conversion of insider debt.

COMPANY RESPONSE

The amended preliminary prospectus includes a table on page 26 with respect to the related party directors and executive officers.

Description of Material Indebtedness, page 33

16.	Please file as an exhibit to the is registration statement the promissory note issued by AudioEye, Inc. to Nathaniel Bradley.

Michael McTiernan
United States Securities and Exchange Commission
January 3, 2012

COMPANY RESPONSE

Please see exhibit 10.5 attached to the amended preliminary prospectus.

2011 Progression of Equity, Royalty, and Service Contract Licensing Model, page 41

17.	Please tell us the status of your discussions with the “top 10 U.S. business college” and the potential partnership with a “top tier Content Delivery Network.”

COMPANY RESPONSE

Please see the added disclosures on page 42 of the amended preliminary prospectus regarding the status of the Company’s discussions.

AE Pro Forma Capitalization, page 45

18.
Please explain to us your basis for assuming that AE will assume the senior debt from CMGO. In this regard, we note your disclosure on page 8 that the release of CMGO under the senior notes is also probable through the purchase of the senior notes by shareholders of AEAC and/or other persons whose participation may be arranged by AEAC.

COMPANY RESPONSE

The Company has prepared the pro forma capitalization information at a consolidated level, assuming that AEAC, a wholly owned subsidiary of AE, will be issuing convertible debentures to third parties who will pay off the Senior Notes.  Please see revised footnote on page 46.

19.	Clarify whether there is a commitment from Mr. Bradley to convert his notes into common stock of AE and, if so, why you have not given effect to the conversion in the pro forma presentation.

COMPANY RESPONSE

Based upon discussions with Mr. Bradley, it is expected that he will convert his note to common stock of AE.  The footnote on page 46 of the amended preliminary prospectus has been revised to include this disclosure.

Michael McTiernan
United States Securities and Exchange Commission
January 3, 2012

AE Pro Forma Consolidated Financial Statements, page 46

20.
Please include pro forma financial information for AE that begins with the historical financial statements as presented, along with the pro forma adjustments necessary to show the effects of the proposed transactions..

COMPANY RESPONSE

Please see additional Pro Forma financial information for AE which has been added to the amended preliminary prospectus.

AudioEye, Inc. Financial Statements, page 48

21.	Please update the financial statements and all related disclosures, including MD&A, in accordance with Rule 8-08 of Regulation S-X.

COMPANY RESPONSE

The financial statements and all related disclosures, including MD&A, contained in the amended preliminary prospectus have been updated to replace the June 30, 2011 figures with those as of September 30, 2011.

Notes to Consolidated Fianncial Statements, page 52

22.	Please revise to update the notes for all interim activity. As an example only, please reconcile the descriptions of patents in Notes 1 and 6 with your disclosure on page 44.

COMPANY RESPONSE

The notes to the financial statements have been revised to update the information for all interim activity.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation, page 52

23.
We note your disclosure on page 14 that prior to the Separation, the business of AE was operated by CMGO as part of one corporate organization and was not operated as a stand-alone company.  Please explain to us how you considered SAB Topic 1B in determining whether the historical income statements of AE reflect all of its costs of doing business.  Expand note 2 as appropriate.

Michael McTieman
United States Securities and Exchange Commission
January 3, 2012

COMPANY RESPONSE

Prior to the Separation, the business of AE was operated as a privately held stand-alone company until its acquisition by CMGO in April, 2010, at which time AE’s operations were consolidated into CMGO as part of one publicly traded corporate organization.  AE’s costs of doing business, however, have always been accounted for separately from CMGO.  The disclosure on page 15 of the amended preliminary prospectus has been revised accordingly.

Note 4: Marketable Securities, page 55

24.
We note your disclosure that as of June 30, 2011, you held 150,000 shares of ETI’s common stock with a fair value of $74,100.  Please revise to reconcile the fair value to the amount shown on your unaudited balance sheet on page 48.

COMPANY RESPONSE

The discrepancy cited by the Staff was the result of a typographical error.  The amended preliminary prospectus has been amended to reflect the proper fair market value at September 30, 2011.

Note 12: Subsequent Events, page 57

25.	Please revise to disclose all significant terms of the Convertible Promissory Note, including that the principal and interest are convertible to common stock of AE within 24 months at $0.25 per share.

COMPANY RESPONSE

Please see the added disclosures on page 66 of the amended preliminary prospectus.

26.	With respect to the share exchange transaction as disclosed here and elsewhere in the filing, please address the following comments:

Michael McTiernan
United States Securities and Exchange Commission
January 3, 2012

•	Tell us how AEAC accounted for the rights transferred by the former stockholders of AE.
•	Clarify whether the rights currently held by AEAC will be held by CMGO or AE after the Share Exchange.
•	Tell us how AE will account for each of the proposed transactions and the authoritative literature upon which you will rely.
•	Tell us why the financial statements of AEAC are not included in the filing.

COMPANY RESPONSE

•
The shareholders of AE transferred Rights in exchange for common stock of AEAC.  Due to the intangible factor of the Rights, the value of the stock issued in exchange for the Rights has been accounted for at par.

•	After the Separation, and Share Exchange, the Rights will be held by AEAC, a wholly owned subsidiary of AE.
•
The share exchange between AE and AEAC and resulting transactions are a “business combination,” and will be accounted for in accordance with FASB ASC 805, using the acquisition-date fair value measurement of identifiable assets acquired and liabilities assumed. The surviving entities shall be AE as the parent company, and AEAC as the wholly owned subsidiary.  Contemplated in the future is an upstream merger of AEAC into AE whereby AE will be the sole surviving entity.

•	The financial statements of AEAC have not been included in the preliminary prospectus since AEAC has no transactions until after the Separation.

Management of AE, page 61

27.
Please revise this section to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Withrow should serve as a director in light of your business and structure.

Michael McTiernan
United States Securities and Exchange Commission
January 3, 2012

COMPANY RESPONSE

The Company has revised the cited section on page 72 of the amended preliminary prospectus as the Staff requests.

Security Ownership of Certain Beneficial Owners and Management, page 63

28.
Please revise to clarify that the table is pro forma for the exchange in addition to the Separation.  In addition, please expand the footnote to reflect Mr. Bradley’s ownership assuming full conversion of the note.

COMPANY RESPONSE

The Company has clarified that the table has been prepared on a pro forma basis, and has added additional information as requested by the Staff regarding the conversion of Mr. Bradley’s note.

Experts, page 68

29.	Please revise to reference the audit report for AudioEye.

COMPANY RESPONSE

The Company has revised the audit report as requested by the Staff.

*           *           *

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 2.  When the time comes, as amended, the Company will include in its acceleration request the additional acknowledgements requested by the Staff.

Please direct questions regarding this response letter to the undersigned at 310-789-1290.

Michael McTiernan
United States Securities and Exchange Commission
January 3, 2012

Very truly yours,

/s/David L. Ficksman
David L. Ficksman
DLF/tms

Cc:           Jorge Bonilla (SEC)
Jonathan Wiggins (SEC)
Folake Avoola (SEC)
Nathaniel Bradley